Resolute Energy Corporation

1700 Lincoln St., Suite 2800

Denver, Colorado 80203

May 3, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Resolute Energy Corporation
Registration Statement on Form S-4 (File No. 333-224439)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resolute Energy Corporation, and its co-registrants (collectively, the “Company”), hereby request acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on May 8, 2018, or as soon thereafter as practicable.

Please contact Ronald R. Levine, II of Arnold & Porter, counsel to the Company, at (303) 863-2335 or via email at Ron.Levine@arnoldporter.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns.

Very truly yours,

By:	/s/ Michael N. Stefanoudakis
Name: Michael N. Stefanoudakis
Title: Executive Vice President, Corporate Development/Strategy, General Counsel and Secretary

cc: Ronald R. Levine, II, Arnold & Porter

Resolute Energy Corporation
1700 Lincoln Street, Suite 2800, Denver, CO 80203 Voice: 303.573.4886 Fax: 303.623.3628
www.resoluteenergy.com